Exhibit 99.1

GLASS HOUSE BRANDS INC.

(FORMERLY MERCER PARK BRAND ACQUISITION CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021

AND

DECEMBER 31, 2020

GLASS HOUSE BRANDS INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Glass House Brands Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Glass House Brands Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two-year period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two-year period ended December 31, 2021, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O’Connell LLP

We have served as the Company's auditor since 2020.

Los Angeles, California

March 22, 2022

Macias Gini & O’Connell LLP
2029 Century Park East, Suite 1500
Los Angeles, CA 90067	www.mgocpa.com

GLASS HOUSE BRANDS INC.
Consolidated Balance Sheets
As of December 31, 2021 and 2020
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
ASSETS
Current Assets:
Cash	$51,066,831	$4,535,251
Restricted Cash	3,000,000	—
Accounts Receivable, Net	2,893,911	5,141,021
Prepaid Expenses and Other Current Assets	5,562,963	1,018,212
Inventory	6,596,302	6,866,002
Current Portion of Notes Receivable	—	904,534
Total Current Assets	69,120,007	18,465,020
Operating Lease Right-of-Use Assets, Net	3,077,730	2,532,629
Investments	7,196,359	10,701,868
Property, Plant and Equipment, Net	195,798,524	27,192,027
Intangible Assets, Net	5,629,833	5,279,000
Goodwill	4,918,823	4,815,999
Other Assets	2,339,993	554,266
TOTAL ASSETS	$288,081,269	$69,540,809
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$10,215,004	$6,570,715
Income Taxes Payable	5,038,983	4,740,003
Contingent Shares and Earnout Liabilities	38,428,700	—
Shares Payable	2,756,830	—
Derivative Liabilities - Convertible Debt	—	7,365,000
Current Portion of Operating Lease Liabilities	269,154	327,329
Current Portion of Notes Payable	37,986	601,187
Total Current Liabilities	56,746,657	19,604,234

Operating Lease Liabilities, Net of Current Portion	2,865,480	2,318,852
Other Non-Current Liabilities	1,449,045	849,358
Deferred Tax Liabilities	1,330,815	1,420,583
Notes Payable, Net of Current Portion	44,817,436	15,368,892
Notes Payable, Net of Current Portion - Related Parties	—	3,703,966
TOTAL LIABILITIES	107,209,433	43,265,885

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 and nil shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	—	—
Subordinate Voting Shares (No par value, unlimited shares authorized, 38,563,405 and nil shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	—	—
Exchangeable Shares (No par value, unlimited shares authorized, 18,256,784 and 23,191,563 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	—	—
Additional Paid-In Capital	241,896,900	42,934,402
Accumulated Deficit	(60,827,290)	(16,659,478)
Total Shareholders' Equity Attributable to the Company	181,069,610	26,274,924
Non-Controlling Interest	(197,774)	—
TOTAL SHAREHOLDERS' EQUITY	180,871,836	26,274,924
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$288,081,269	$69,540,809

GLASS HOUSE BRANDS INC.
Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
Revenues, Net	$69,446,852	$48,259,601
Cost of Goods Sold	53,427,461	29,519,143
Gross Profit	16,019,391	18,740,458

Operating Expenses:
General and Administrative	33,780,783	18,637,477
Sales and Marketing	3,530,529	1,489,664
Professional Fees	9,078,289	2,040,004
Depreciation and Amortization	4,767,396	2,576,263
Total Operating Expenses	51,156,997	24,743,408
Loss from Operations	(35,137,606)	(6,002,950)

Other Expense (Income):
Interest Expense	2,736,875	2,179,137
Interest Income	(64,837)	(115,572)
Loss on Investments	1,089,047	2,126,112
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(825,000)	251,663
(Gain) on Change in Fair Value of Contingent Liabilities	(4,031,634)	—
Loss on Disposition of Subsidiary	6,090,337	—
Impairment Expense	817,875	—
Other Expense (Income), Net	117,216	(203,345)
Total Other Expense, Net	5,929,879	4,237,995

Loss from Operations Before Provision for Income Tax Expense	(41,067,485)	(10,240,945)
Provision for Income Tax Expense	3,298,101	6,418,533
Net Loss	(44,365,586)	(16,659,478)
Net Loss Attributable to Non-Controlling Interest	(197,774)	—
Net Loss Attributable to the Company	$(44,167,812)	$(16,659,478)
Loss Per Share - Basic and Diluted	$(1.13)	$(0.78)
Weighted-Average Shares Outstanding - Basic and Diluted	39,243,005	21,265,601

GLASS HOUSE BRANDS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	Units	Units	Units	$Amount	Units	$Amount	Additional		TOTAL EQUITY

		Multiple	Subordinate	Exchangeable	Class A	Class A	Class B	Class B	Paid-		ATTRIBUTABLE	Non-	TOTAL
	Members'	Voting	Voting	Voting	Common	Common	Common	Common	In	Accumulated	TO	Controlling	SHAREHOLDERS'
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Interest	EQUITY

BALANCE AS OF DECEMBER 31, 2019	$35,047,515	—	—	—	—	$—	—	$—	$—	$—	$35,047,515	$3,554,731	$38,602,246
Retroactive Application of Recapitalization (1)	(35,047,515)	—	—	22,388,322	—	—	—	—	38,602,246	—	3,554,731	(3,554,731)	—

Balance at December 31, 2019, After Effect of Retroactive Application of Recapitalization (1)	—	—	—	22,388,322	—	—	—	—	38,602,246	—	38,602,246	—	38,602,246
Net Loss	—	—	—	—	—	—	—	—	—	(16,659,478)	(16,659,478)	—	(16,659,478)
Contributions	—	—	—	—	—	—	—	—	11,835	—	11,835	—	11,835
Share-Based Compensation from Options	—	—	—	—	—	—	—	—	2,547,792	—	2,547,792	—	2,547,792
Issuance of Warrants in Relief of Liabilities	—	—	—	—	—	—	—	—	426,887	—	426,887	—	426,887
Issuance for Business Acquisition (1)	—	—	—	1,004,676	—	—	—	—	3,095,642	—	3,095,642	—	3,095,642
Cancellation of Shares for Issuance of Convertible Debt (1)	—	—	—	(201,435)	—	—	—	—	(1,750,000)	—	(1,750,000)	—	(1,750,000)
BALANCE AS OF DECEMBER 31, 2020	$—	—	—	23,191,563	—	$—	—	$—	$42,934,402	$(16,659,478)	$26,274,924	$—	$26,274,924

BALANCE AS OF DECEMBER 31, 2020, As Previously Reported	$—	—	—	—	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$—	$26,274,924
Retroactive Application of Recapitalization (1)	—	—	—	23,191,563	(205,900,164)	(2,059)	(32,295,270)	(323)	2,382	—	—	—	—
Balance at December 31, 2020, After Effect of Retroactive Application of Recapitalization (1)	—	—	—	23,191,563	—	—	—	—	42,934,402	(16,659,478)	26,274,924	—	26,274,924
Net Loss	—	—	—	—	—	—	—	—	—	(44,167,812)	(44,167,812)	(197,774)	(44,365,586)
Share-Based Compensation from Options and RSU's	—	—	—	—	—	—	—	—	8,484,913	—	8,484,913	—	8,484,913
Share-Based Compensation from Common Shares (1)	—	—	—	48,682	—	—	—	—	225,000	—	225,000	—	225,000
Issuance for Business Acquisition (1)	—	—	—	731,369	—	—	—	—	3,380,278	—	3,380,278	—	3,380,278
Issuance for Conversion of Convertible Debt (1)	—	—	—	646,096	—	—	—	—	1,925,000	—	1,925,000	—	1,925,000
Preferred Shares of Subsidiary Issued for Conversion of Debt (1)	—	—	—	—	—	—	—	—	31,285,258	—	31,285,258	—	31,285,258
Derivative Liability Reclassed to Equity Upon Conversion of Debt	—	—	—	—	—	—	—	—	6,722,000	—	6,722,000	—	6,722,000
Issuance for Conversion of Preferred Shares (1)	—	—	—	2,577,227	—	—	—	—	—	—	—	—	—
Issuance for Exercise of Warrants (1)	—	—	—	160,149	—	—	—	—	—	—	—	—	—
Issuance for Exercise of Options	—	—	479,195	—	—	—	—	—	88,654	—	88,654	—	88,654
Shares Payable for Asset Acquisition	—	—	—	—	—	—	—	—	748,500	—	748,500	—	748,500
Reclass of Shares Payable	—	—	—	—	—	—	—	—	(2,756,830)	—	(2,756,830)	—	(2,756,830)
Fair Value of Warrants Issued in Connection with Debt	—	—	—	—	—	—	—	—	3,276,764	—	3,276,764	—	3,276,764
Shares Issued in Business Combination for Cash	—	4,754,979	22,335,908	—	—	—	—	—	116,630,384	—	116,630,384	—	116,630,384
Issuance for Conversion of Exchangable Shares	—	—	9,098,302	(9,098,302)	—	—	—	—	—	—	—	—	—
Cash Received for Shares Issued	—	—	150,000	—	—	—	—	—	1,500,000	—	1,500,000	—	1,500,000
Shares Issued for the Purchase of Property and Equipment	—	—	6,500,000	—	—	—	—	—	29,250,000	—	29,250,000	—	29,250,000
Distributions to Preferred Shareholders	—	—	—	—	—	—	—	—	(1,797,423)	—	(1,797,423)	—	(1,797,423)
BALANCE AS OF DECEMBER 31, 2021	$—	4,754,979	38,563,405	18,256,784	—	$—	—	$—	$241,896,900	$(60,827,290)	$181,069,610	$(197,774)	$180,871,836
(1)	Amounts shown have been retroactively restated to give effect to the recapitalization transaction at a rate of 1 to 10.27078 GH Group shares.

GLASS HOUSE BRANDS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(44,365,586)	$(16,659,478)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax Expense	(89,768)	1,330,584
Bad Debt Expense	3,286,494	—
Interest Capitalized to Notes Payable	1,427,522	1,091,341
Interest Income Capitalized to Principal Balance	(64,085)	(114,113)
Depreciation and Amortization	4,767,396	2,576,263
Loss on Investments	1,089,047	2,126,112
Impairment Expense	817,875	—
Loss on Disposition of Subsidiary	6,090,337	—
Gain on Extinguishment of Debt	—	(184,057)
Non-Cash Operating Lease Costs	730,881	919,519
Accretion of Debt Discount and Loan Origination Fees	953,549	1,061,463
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(825,000)	251,663
(Gain) on Change in Fair Value of Contingent Liabilities	(4,031,634)	—
Share-Based Compensation	8,709,913	2,547,792
Changes in Operating Assets and Liabilities:
Accounts Receivable	2,182,335	(3,540,684)
Prepaid Expenses and Other Current Assets	(2,915,401)	(542,533)
Inventory	612,989	(3,764,209)
Other Assets	(1,881,146)	(24,701)
Accounts Payable and Accrued Liabilities	3,242,190	1,888,335
Cash Payments - Operating Lease Liabilities	(712,358)	(842,717)
Income Taxes Payable	89,514	3,875,626
Other Non-Current Liabilities	599,687	306,115
NET CASH USED IN OPERATING ACTIVITIES	(20,285,249)	(7,697,679)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(108,495,825)	(3,850,589)
Issuance of Note Receivable	(2,274,167)	(1,140,011)
Contributions to Equity Method Investments	(787,502)	(2,987,061)
Distributions Received from Equity Method Investments	340,780	340,138
Cash Paid for Business Acquisition, Net of Cash and Cash Equivalents Acquired	(284,028)	(81,522)
NET CASH USED IN INVESTING ACTIVITIES	(111,500,742)	(7,719,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	58,209,714	18,449,748
Payments on Notes Payable, Third Parties and Related Parties	(954,092)	(1,141,494)
Cash Received Upon Issuance of Equity	125,859,372	—
Contributions	—	11,835
Distributions to Preferred Shareholders	(1,797,423)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	181,317,571	17,320,089
NET INCREASE IN CASH AND CASH EQUIVALENTS	49,531,580	1,903,365
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886
CASH AND CASH EQUIVALENTS, END OF PERIOD	$54,066,831	$4,535,251

GLASS HOUSE BRANDS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$379,956	$316,859
Cash Paid for Taxes	$2,643,093	$906,209

Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$5,709,615	$7,902,973
Proceeds Deposited Into Escrow Account	$2,029,932	$—
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$255,757	$—
Conversion of Convertible Debt and Derivative Liability to Equity	$39,932,258	$477,007
Shares Payable for Asset Acquisition	$748,500	$—
Issuance of Warrants for Relief of Liabilities	$—	$426,887
Cancellation of Shares for Issuance of Convertible Debt	$—	$1,750,000
Recognition of Right-of-Use Assets for Operating Leases	$1,419,650	$1,182,942
Conversion of Note Receivable to Equity of Investee	$—	$2,045,309
Fair Value of Warrants Issued in Connection with Debt	$3,276,764	$—
Acquisition of Non-Controlling Interest Upon Roll-Up	$—	$3,554,731
Derivative Liability Incurred Upon Issuance of Convertible Debt	$182,000	$3,095,642
Reclass of Shares Payable	$2,756,830	$—
Shares Issued for the Purchase of Property and Equipment	$29,250,000	$—
Contingent Liabilities Recognized for the Purchase of Property and Equipment	$34,820,000	$—
Contingent Earnout Recorded as a Liability	$7,640,334	$—

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares, restricted voting shares and limited voting shares (collectively, the “Equity Shares”), and common share purchase warrants are listed on the Neo Exchange Inc. (the “Neo Exchange”), trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols GLASF and GHBWF, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

Business Combination Transaction

On January 31, 2020, pursuant to an Agreement and Plan of Merger (and various securities exchange agreements), a roll-up transaction (“Roll-Up”) was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, Inc., formerly known as California Cannabis Enterprises, Inc. (“GH Group”), whereby GH Group survived the merger and now owns and controls the assets from such merged out entities.

On June 29, 2021, Mercer Park, a special purpose acquisition corporation (or “SPAC”) listed on the Neo Exchange in Canada, consummated its qualifying transaction (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 8, 2021, as amended (the “Business Combination Agreement”), pursuant to which Mercer Park indirectly acquired 100% of the common equity interests of GH Group, which included all outstanding Class A and Class B common shares and certain Series A preferred shares (the “Preferred Shares”) of GH Group. In addition, Mercer Park assumed all outstanding common share purchase warrants and Preferred Shares purchase warrants and assumed or exchanged or caused to be exchanged all qualified incentive stock options of GH Group. The Business Combination was effectuated by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group becoming a majority-owned indirect subsidiary of the Company. As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of Mercer Park, which changed its name to Glass House Brands Inc. concurrent with the closing of the Business Combination.

Upon closing of the Business Combination, Mercer Park indirectly acquired all of the issued and outstanding securities of GH Group with the exception of some of GH Group’s Preferred Shares, in exchange for an aggregate of 50,151,101 Equity Shares of the Company (which total includes, on an as-exchanged basis, Equity Shares issuable upon exchange of outstanding exchangeable shares (the “Exchangeable Shares”) of the Company’s subsidiary, MPB Acquisition Corp. (“MPB”)). The Company also issued 4,754,979 Multiple Voting Shares to certain founders of GH Group. In addition, 28,489,500 of the common share purchase warrants previously issued and outstanding in the capital of Mercer Park were assumed and remain outstanding. Of the 50,151,101 Equity Shares (inclusive of Exchangeable Shares on an as-exchanged basis) noted above, 731,369 Exchangeable Shares are held in escrow pending any final working capital adjustments. Additionally, 1,008,975 Equity Shares issued to the previous sponsor of Mercer Park are subject to a contractual lock-up with the Company. These shares are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of December 31, 2021, the Company released 392,819 Equity Shares that were originally subject to the lock-up restrictions, and 616,156 Equity Shares are subject to a capital-based earnout of permitted debt or equity financings within one year following the closing the Business Combination. As of December 31, 2021, additional earnout payments consisting of up to an additional 6,306,095 Equity Shares are issuable to the previous sponsor of Mercer Park and all holders of record of the Company’s Equity Shares, Exchangeable Shares, vested stock options and vested restricted stock units (“RSUs”) as of December 31, 2021, in the event the 20-day volume-weighted average price (“VWAP”) of the Equity Shares reaches $13.00 or $15.00 within two years of closing the Business Combination. In the event that the permitted debt or equity raised by the Company and the Equity Share price targets are not met, the earnout payments will be forfeited.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.NATURE OF OPERATIONS (Continued)

GH Group was deemed to be the acquirer in the Business Combination for accounting and financial reporting purposes based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805 “Business Combinations” (“ASC 805”). This determination was primarily based on GH Group’s stockholders prior to the Business Combination having a majority of the voting interests in the Company following the closing of the Business Combination, GH Group’s operations comprising the entirety of the ongoing operations of the Company, GH Group’s designees comprising a majority of the board of directors of Company, and GH Group’s senior management comprising the senior management of the Company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GH Group issuing stock for the net assets of Mercer Park, accompanied by a recapitalization. The net assets of Mercer Park are stated at historical cost, with no goodwill or other intangible assets recorded.

While Mercer Park was the legal acquirer in the Business Combination, because GH Group was deemed the accounting acquirer, the historical financial statements of GH Group became the historical financial statements of the Company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of GH Group prior to the Business Combination; (ii) the combined results of the Company and GH Group following the closing of the Business Combination; (iii) the assets and liabilities of GH Group at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure of the Company has been restated in all comparative periods to reflect the number of Equity Shares (including Exchangeable Shares on an as-exchanged basis) issued to GH Group’s shareholders in connection with the Business Combination on the statement of changes in shareholders equity and the footnotes to the Financial Statements. As such, the shares and corresponding capital amounts and earnings per share related to GH Group’s Class A and Class B common shares prior to the Business Combination have been retroactively restated to reflect an exchange ratio of 10.27078 Class A or Class B common shares of GH Group, as applicable, per 1 Equity Share of the Company, as established pursuant to the Business Combination Agreement.

COVID-19

The Company has continued to closely monitor the impact of the COVID-19 global pandemic with a focus on the health and safety of employees, business continuity and supporting its communities. Due to impacts from the COVID-19 pandemic and the uncertain pace of recovery, including the impact of the Delta and Omicron variants, the Company’s business operations may be materially and adversely affected if a significant number of the Company’s employees are impacted by the virus, including any future variants. The Company has implemented various preventative measures to reduce the spread of the virus and has experienced minimal disruption to its production, supply and distribution chains. As of the date hereof, all of the Company’s operating subsidiaries are operational. In addition, a portion of the Company’s workforce continues to effectively work remotely using various technological tools to maintain full operations and internal controls over financial reporting and disclosures.

The COVID-19 pandemic, including government measures to limit the spread of COVID-19, did not have a material adverse impact on the Company’s results of operations for the years ended December 31, 2021 and 2020. However, given the uncertainties associated with the COVID-19 pandemic, including those related to the distribution and acceptance of vaccines and therapeutics and their effectiveness with respect to new variants of the virus, the use of the Company’s products by consumers, future quarantine policies and restrictions on travel, trade and business operations and a reduction in discretionary consumer spending, we are unable to estimate the future impact of the COVID-19 pandemic on our business, financial condition, results of operations, and/or cash flows. The uncertain nature of the impacts of the COVID-19 pandemic may continue to affect our results of operations into the foreseeable future. We believe we have sufficient liquidity to enable us to meet the Company’s working capital and other operating requirements, fund growth initiatives and capital expenditures, satisfy liabilities, and repay scheduled principal and interest payments on outstanding debt obligations.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.NATURE OF OPERATIONS (Continued)

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is currently meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2021, the Company had an accumulated deficit of $60,827,290, a net loss from operations of $44,167,812 and net cash used in operating activities of $20,285,249. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of December 31, 2021 and 2020, the consolidated results of operations and cash flows for the years ended December 31, 2021 and 2020 have been included.

Basis of Consolidation

These Consolidated Financial Statements as December 31, 2021 and 2020 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810 “Consolidation”. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

The following are the Company’s principal wholly-owned or controlled subsidiaries and or affiliates that are included in these consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020:

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate Entities

			Ownership
Entity	Location	Purpose	2021	2020
MPB Acquisition Corp	Nevada	Holding company	100%	0%
GH Group Inc	Long Beach, CA	Holding company	100%	100%
GHB Unsub LLC	Long Beach, CA	Holding company	100%	0%
Glass House Retail, LLC	Long Beach, CA	Holding company	100%	100%
Glass House Cultivation, LLC	Santa Barbara, CA	Holding company	100%	100%
Glass House Manufacturing, LLC	Lompoc, CA	Holding company	100%	100%
LOB Investment Co. LLC	Long Beach, CA	Holding company	100%	100%
SoCal Hemp Co, LLC	San Bernardino Co., CA	Holding company	100%	100%
Field Investment Co. LLC	Long Beach, CA	Holding company	0%	100%
Field Taste Matters, Inc.	Long Beach, CA	Holding company	0%	100%

Management and Operating Entities

			Ownership
Subsidiaries	Location	Purpose	2021	2020
G&H Supply Company, LLC	Carpinteria, CA	Provides cultivation management	100%	100%
Mission Health Associates, Inc.	Carpinteria, CA	Cannabis cultivation	100%	100%
MGF Management LLC	Carpinteria, CA	Cultivation management	100%	100%
G&K Produce LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
K&G Flowers LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
GHCC Management LLC	Camarillo, CA	Cultivation management	100%	0%
Glass House Camarillo Cultivation LLC	Camarillo, CA	Cannabis cultivation	100%	0%
Lompoc Manufacturing GHG, LLC	Lompoc, CA	Processing management	100%	100%
Lompoc Management Co. LLC	Lompoc, CA	Manufacturing management	100%	100%
CA Manufacturing Solutions LLC	Lompoc, CA	Cannabis manufacturing	100%	100%
Saint Gertrude Management Company LLC	Santa Ana, CA	Retail management	100%	100%
Bud and Bloom	Santa Ana, CA	Cannabis retail	100%	100%
Farmacy SB, Inc.	Santa Barbara, CA	Cannabis retail	100%	100%
ICANN, LLC	Berkeley, CA	Cannabis retail	100%	0%
Farmacy Isla Vista, LLC	Santa Barbara, CA	Cannabis retail applicant	100%	100%
SBDANK LLC	Santa Ynez, CA	Cannabis retail applicant	51%	51%
E7 Eureka LLC	Eureka, CA	Cannabis retail applicant	100%	0%
Zero One Seven Management, LLC	Long Beach, CA	Manufacturing management	0%	100%
ATES Enterprises, LLC	Long Beach, CA	Cannabis manufacturing	0%	100%

Real Estate Entities

			Ownership
Subsidiaries	Location	Purpose	2021	2020
Glass House Farm LLC	Carpinteria, CA	Real Estate	100%	100%
Magu Farm LLC	Carpinteria, CA	Real Estate	100%	100%
East Saint Gertrude 1327 LLC	Santa Ana, CA	Real Estate	100%	100%
2000 De La Vina LLC	Santa Barbara, CA	Real Estate	100%	100%
GH Camarillo LLC	Camarillo, CA	Real Estate	100%	0%

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Segmented Information

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

Reclassifications

Certain comparative amounts have been reclassified to conform with current period presentation. There were no impacts on net loss or cash flows for the periods presented.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2021 and 2020, restricted cash was $3.0 million and nil, respectively, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See “Note 16 – Notes Payable” for further discussion.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Consolidated Balance Sheets, net of an allowance for doubtful accounts. The Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends, in determining the allowance for doubtful accounts. The Company does not accrue interest receivable on past due accounts receivable. The reserve for doubtful accounts was $60,000 and $200,000 as of December 31, 2021 and 2020, respectively.

Inventory

Inventory is comprised of raw materials, finished goods and work-in-process such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the Consolidated Statements of Operations. Raw materials and work-in-process is stated at the lower of cost or net realizable value, determined using the weighted average cost. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and establishes reserves when warranted. The Company reviews inventory for obsolete, redundant and slow-moving goods, and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2021 and 2020, the Company’s reserve was $784,289 and nil, respectively.

Investments

Investments in unconsolidated affiliates are accounted as follows:

Equity Method and Joint Venture Investments

The Company accounts for investments in which it can exert significant influence but does not control as equity method investments in accordance with ASC 323, “Investments—Equity Method and Joint Ventures”. In accordance with ASC 825, “Financial Instruments”, the fair value option (“FVO”) to measure eligible items at fair value on an instrument-by-instrument basis can be applied. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for under the equity method. These investments are recorded at the amount of the Company’s initial investment and adjusted each period for the Company’s share of the investee’s income or loss, and dividends paid.

Investments in Equity without Readily Determinable Fair Value

Investments without readily determinable fair values (which are classified as Level 3 investments in the fair value hierarchy) use a determinable available measurement alternative in accordance with ASC 321, “Investments—Equity Securities”. The measurement alternative requires the investments to be held at cost and adjusted for impairment and observable price changes, if any.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings	39 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years
Construction in Progress	Not Depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the period the asset is derecognized.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	Indefinite
Intellectual Property	5 Years

In accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”), costs of internally developing, maintaining or restoring intangible assets are expensed as incurred. Inversely, costs are capitalized when certain criteria are met through the point at which the intangible asset is substantially complete and ready for its intended use.

Goodwill

Goodwill is measured as the excess of consideration transferred over the net of the acquisition date fair value of assets acquired and liabilities assumed in a business acquisition. In accordance with ASC 350, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. The Company reviews the goodwill and other intangible assets allocated to each of the Company’s reporting units for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate carrying amount it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the carrying amount of a reporting unit is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company applies the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2011-08 “Intangibles-Goodwill and Other-Testing Goodwill for Impairment,” which provides entities with an option to perform a qualitative assessment (commonly referred to as “Step Zero”) to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company’s goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company’s business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

During the years ended December 31, 2021 and 2020, the Company performed the Step Zero analysis for its goodwill impairment test. As a result of the Company’s Step Zero analysis, no further quantitative impairment test was deemed necessary. There were no impairments of goodwill or intangible assets with indefinite lives for the years ended December 31, 2021 and 2020.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment, and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). In accordance with ASC 360, “Property, Plant, and Equipment” (“ASC 360”), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

In accordance with ASU 2016-02, “Leases (Topic 842)” (“ASC 842”), the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets and are expensed in the Consolidated Statements of Operations on a straight-line basis over the lease term.

ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination options are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the ROU asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another ROU asset.

Income Taxes

Prior to the Roll-Up, most of the combined entities flowing into the Company’s investment funds were either single member LLCs or taxed as flow-through entities. Income taxes for such entities are not payable, or provided for, by the Company. Members are taxed individually on their share of the entity’s earnings. California imposes an LLC fee based on revenue, which is included with state taxes as a provision for income taxes. Certain entities with cannabis licenses were either corporations or LLCs electing to be taxed as corporations.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”). ASC 815 generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On January 1, 2021, the Company early adopted ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under ASC 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in Preferred Shares of GH Group based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets dates. Critical estimates and assumptions used in the model are discussed in “Note 13 - Derivative Liabilities”.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations. Identifiable assets and liabilities, including intangible assets of acquired businesses, are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations immediately as a gain on acquisition. See “Note 9 – Business Acquisitions” for further details on business combinations.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates, and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, “Business Combinations”.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized by the Company in accordance with ASC 606, “Revenue from Contracts with Customers”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:

(1)	Identify a customer along with a corresponding contract;
(2)	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
(3)	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
(4)	Allocate the transaction price to the performance obligation(s) in the contract;
(5)	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenues consist of wholesale and consumer packaged goods (“CPG”) and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. During the years ended December 31, 2021 and 2020, sales discounts were approximately $4.0 million and $3.2 million, respectively.

Revenue is recognized upon the satisfaction of the performance obligations. The Company satisfies its performance obligations and transfers control upon delivery and acceptance by the customer.

Dispensary Revenue

The Company recognizes revenue from the sale of cannabis for a fixed price upon delivery of goods to customers at the point of sale since at this time performance obligations are satisfied. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues.

Cultivation and Wholesale CPG

The Company recognizes revenue from the sale of cannabis for a fixed price upon the shipment of cannabis goods as the Company has transferred to the buyer the significant risks and rewards of ownership of the goods. The Company does not retain either continuing material involvement to the degree usually associated with ownership or effective control over the goods sold. Excise taxes due upon sale are recorded as an expense in the accompanying Consolidated Statements of Operations.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”), unrestricted stock bonus, RSUs and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Equity Share per option. RSU’s provide the right to receive one Equity Share per unit (or cash payment equal to the fair market value of an Equity Share). SARs provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Equity Shares of the Company at the time of exercise.

The Company accounts for its share-based awards in accordance with ASC 718, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the Equity Shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, and the related amount is recognized in the Consolidated Statements of Operations.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company elected not to estimate the expected forfeiture rate and only recognize expense for those shares that actually vest.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers between fair value levels during the years ended December 31, 2021 and 2020.

Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts receivable, due from and due to related party, other liabilities, and accounts payable and accrued liabilities wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable and a senior secured convertible credit facility wherein the carrying value at the effective interest rate approximates fair value as the interest rate for notes payable and the interest rate used to discount the host debt contract for senior secured convertible credit facility approximate a market rate for similar instruments offered to the Company.

Cash and cash equivalents and restricted cash are measured at Level 1 inputs. Acquisition-related liabilities resulting from business combinations are measured at fair value using Level 1 or Level 3 inputs. Investments that are measured at fair value use Level 3 inputs. Refer to “Note 6 – Investments” for assumptions used to value investments. Derivative liabilities that are measured at fair value use Level 3 inputs. Refer to “Note 13 – Derivative Liabilities” for assumptions used to value the derivative liabilities. Refer to “Note 14 – Contingent Shares and Earnout Liabilities” for assumptions used to value the contingent consideration.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The individual fair values attributed to the different components of a financing transaction, notably derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk. Rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Loss per Share

The Company calculates basic loss per share by dividing net loss by the weighted-average number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) outstanding during the period. Multiple Voting shares are excluded in calculating loss per share as they do not participate in profit and loss. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323, and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

3.CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of December 31, 2021 and 2020, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were one (2021) and two (2020) customers for each of the years ended December 31, 2021 and 2020 that comprised 29% and 37%, respectively, of the Company’s revenues. As of December 31, 2021 and 2020, these same customers had balances due the Company of $2,403,097 and $4,053,718, respectively.

4.INVENTORY

As of December 31, 2021 and 2020, inventory consists of the following:

	2021	2020
Raw Materials	$1,325,590	$4,109,434
Work-in-Process	2,777,244	1,793,094
Finished Goods	2,493,468	963,474
Total Inventory	$6,596,302	$6,866,002

5.NOTES RECEIVABLE

As of December 31, 2021 and 2020, notes receivable consists of the following:

	2021		2020
Notes receivable with an investee maturing in April and May 2021, bearing interest at 8.00 percent per annum.	$—	(i)	$904,534	(i)
Total Notes Receivable	—		904,534
Less Current Portion of Notes Receivable	—		(904,534)
Notes Receivable, Net of Current Portion	$—		$—
(i)	As of December 31, 2021, the note receivable was fully reserved in the amount of $968,619.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

5.NOTES RECEIVABLE (Continued)

On February 23, 2021, the Company entered into a Merger and Exchange Agreement with Element 7 CA, LLC (“Element 7”) to acquire the membership or equity interests of certain retail entities held by Element 7 in addition to a Consulting Agreement (collectively the “Element 7 Agreements”). As of December 31, 2021, the Company has terminated the Element 7 Agreements with Element 7 and has converted the pre-closing financing payment and consulting fees into notes receivable in accordance with the Agreements. As of December 31, 2021, the note receivable was fully reserved in the amount of $2,274,167. During the year ended December 31, 2021, the Company did not record interest income related to the Element 7 notes receivable. See “Note 22 – Commitments and Contingencies” for further information.

6.INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.

As of December 31, 2021 and 2020, activity related to investments consist of the following:

		NRO
	LOB Group,	Management,	SoCal Hemp	ICANN,		5042 Venice,	Lompoc TIC,
	Inc.	LLC	JV, LLC	LLC	F/ELD	LLC	LLC	TOTAL
Fair Value as of December 31, 2019	$2,865,896	$2,455,966	$186,707	$—	$2,815,130	$2,245,863	$381,315	$10,950,877
Additions	—	—	2,987,062	2,045,309	—	—	—	5,032,371
Distribution	—	—	—	—	—	(263,656)	(76,482)	(340,138)
Disposition Due to Acquisition	—	—	—	—	(2,815,130)	—	—	(2,815,130)
(Loss) Gain on Equity Method Investments	(56,484)	(119,253)	(2,114,991)	—	—	240,488	(75,872)	(2,126,112)
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$—	$2,222,695	$228,961	$10,701,868
Additions	—	—	701,254	—	—		86,248	787,502
Distributions	—	—	—	—		(243,880)	(96,900)	(340,780)
Reclass of Investment for Acquisition	—	—	—	(2,045,309)	—	—	—	(2,045,309)
Impairment	—	—	(817,875)	—	—	—	—	(817,875)
(Loss) Gain on Equity Method Investments	(48,271)	(317,764)	(942,157)	—	—	242,705	(23,560)	(1,089,047)
Fair Value as of December 31, 2021	$2,761,141	$2,018,949	$—	$—	$—	$2,221,520	$194,749	$7,196,359

During the years ended December 31, 2021 and 2020, the Company recorded net losses from equity method investments of $1,089,047 and $2,126,112, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid. During the fourth quarter of the year ended December 31, 2021, the Company recognized $817,875 of other than temporary impairment as a result of the investee ceasing operations. The Company determined that the fair value of its investment in SoCal Hemp JV, LLC was nil as of December 31, 2021.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2021 and 2020, property, plant and equipment consist of the following:

	2021	2020

Land	$70,782,068	$8,966,874
Buildings	108,024,254	11,211,573
Furniture and Fixtures	316,395	44,519
Leasehold Improvements	8,412,489	7,475,295
Equipment and Software	5,712,519	4,502,869
Construction in Progress	11,867,167	315,306

Total Property, Plant and Equipment	205,114,892	32,516,436
Less Accumulated Depreciation and Amortization	(9,316,368)	(5,324,409)
Property, Plant and Equipment, Net	$195,798,524	$27,192,027

During the years ended December 31, 2021 and 2020, the Company recorded depreciation expense of $4,597,229 and $2,387,930, respectively.

During the year ended December 31, 2021, the Company entered into a third amendment to its acquisition agreement (the “Camarillo Acquisition Agreement”) regarding the purchase of certain real property in Camarillo, California. The purchase price was amended to $93,000,000 payable in cash. The Company further entered into a fourth amendment to the Camarillo Acquisition Agreement in which certain fixed assets in the amount of $110,000 were added to the net assets acquired and consideration to be credited to the sellers at closing. In addition, the parties agreed to afford the sellers more time to obtain terminations to UCC-1 financing statements with respect to certain personal property conveyed as part of the asset acquisition. The Company paid the total cash purchase price upon closing on September 14, 2021 (“Camarillo Closing Date”). The asset acquisition was accounted for in accordance with ASC 805-50, “Acquisition of Assets Rather than a Business”. As consideration for the option right to purchase certain real property in conjunction with the Camarillo Acquisition Agreement (the "Option Right"), the Company issued 6,500,000 Equity Shares with an aggregate value of $29,250,000 on the Camarillo Closing Date. In addition to the Equity Shares issued for the Option Right on the Camarillo Closing Date, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, and a potential earnout fee of up to $75,000,000 payable in Equity Shares, if certain conditions and financial metrics are met, see “Note 14 – Contingent Shares and Earnout Liabilities” for further information.

The following is a summary of the total consideration paid in the above transaction:

Cash Payments	$93,000,000
Survey and Other Fees	262,875
Shares Issued for the Purchase of Real Property	29,250,000
Fair Value of Contingent Consideration	14,973,000
Fair Value of Earn Out Payments	19,847,000
Total Consideration in the Camarillo Transaction	$157,332,875

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.DISPOSITION OF SUBSIDARY

On March 3, 2021, the Company entered into an agreement to assign all of its membership interests in Field Investment Co., LLC (“Field Investment Co.”), a subsidiary and Field Investment Co.’s subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated third party. On the same day, the Company immediately divested itself of Field Investment Co. and recognized a loss on disposition of a subsidiary in the amount of $6,090,337 for the year ended December 31, 2021. The subsidiary disposed of does not qualify as a discontinued operation in accordance with ASC 205 "Discontinued Operations”.

The net assets of the subsidiary that was disposed of consists of the following:

ASSETS:
Accounts Receivable, Net	$21,067
Prepaid Expenses and Other Current Assets	430,654
Operating Lease Right-of-Use Assets, Net	976,417
Property, Plant and Equipment, Net	310,501
Intangible Assets, Net	3,727,500
Goodwill	2,095,918
Other Assets	95,419
TOTAL ASSETS	$7,657,476
LIABILITIES:

Accounts Payable and Accrued Liabilities	$473,500
Operating Lease Liabilities	1,051,588
Notes Payable	42,051
TOTAL LIABILITIES	$1,567,139
NET ASSETS DISPOSED	$6,090,337

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.BUSINESS ACQUISITIONS

A summary of business acquisitions completed during the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Total Consideration
Cash	$442,956	$81,523
Equity Investment Converted	2,045,309	2,815,130
Prior Note Receivable Converted	—	1,910,678
Fair Value of Equity Issued	3,380,278	3,095,642
Total Consideration	$5,868,543	$7,902,973

Net Assets Acquired (Liabilities Assumed)
Current Assets (3)	$562,221	$2,149,910
Operating Right-of-Use Asset	1,160,730	—
Property, Plant and Equipment	692,645	461,055
Non-Current Assets	—	178,142
Deferred Tax Assets, Net	(209,466)	—
Current Liabilities Assumed	(922,745)	(814,834)
Long-Term Liabilities Assumed	(1,113,584)	(57,218)
Intangible Assets:
Intellectual Property	600,000	750,000
Dispensary License	2,900,000	3,140,000
Total Intangible Assets	3,500,000	3,890,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	3,669,801	5,807,055
Goodwill (1)	2,198,742	2,095,918
Total Net Assets Acquired	$5,868,543	$7,902,973
Pro Forma Revenues (2)	n/a	$60,361
Pro Forma Net Loss (2)	n/a	$(393,743)

(1)	Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.
(2)	If the acquisition had been completed on January 1, 2021 or 2020 for the 2021 and 2020 acquisitions, respectively, the Company estimates it would have recorded increases in revenues and net loss shown in the pro forma amounts noted above. As the 2021 acquisition was completed on January 1, 2021, no pro forma information is required.
(3)	Included in current assets acquired in these business combinations was cash acquired in the amount of $158,928 and nil during the year ended December 31, 2021 and 2020, respectively.

On February 11, 2020, the Company completed the acquisition of a licensed concentrate and extractions business for an aggregate consideration of $7,902,973 which is comprised of prior investment with a value of $2,815,130, convertible note receivable, and accrued interest in the amount of $1,910,678, cash at closing in the amount of $81,523, and the issuance of 10,318,807 Class A Common Shares valued at $3,095,642.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.BUSINESS ACQUISITIONS

On January 1, 2021, the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN, the following occurred: (i) the Company elected to convert an earlier issued convertible note with an unpaid principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four founder-holders of iCANN equity interests: (iii) the Company issued 7,511,725 shares of Class A Common Stock of GH Group (which were ultimately exchanged for 731,369 Exchangeable Shares) to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests who were not accredited investors. In addition, during the year ended December 31, 2021, the Company granted 48,682 Exchangeable Shares to various brokers and consultants as finders’ fees and recorded $225,000 in share-based compensation.

10.INTANGIBLE ASSETS

As of December 31, 2021 and 2020, intangible assets consist of the following:

	2021	2020
Definite Lived Intangible Assets
Intellectual Property	$790,000	$940,000
Total Definite Lived Intangible Assets	790,000	940,000
Less Accumulated Amortization	(208,667)	(201,000)
Definite Lived Intangible Assets, Net	581,333	739,000

Indefinite Lived Intangible Assets
Dispensary Licenses	5,048,500	4,540,000
Total Indefinite Lived Intangible Assets	5,048,500	4,540,000
Total Intangible Assets, Net	$5,629,833	$5,279,000

For the year ended December 31, 2021 and 2020, the Company recorded amortization expense related to intangible assets of $170,167 and $188,333, respectively. Additionally, during the year ended December 31, 2021, management noted no indications of impairment on its intangible assets.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2022	$158,000
2023	158,000
2024	145,333
2025	120,000
Total Future Amortization Expense	$581,333

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.GOODWILL

As of December 31, 2021 and 2020, goodwill was $4,918,823 and $4,815,999, respectively. See “Note 8 – Disposition of Subsidiary” and “Note 9 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year. During the years ended December 31, 2021 and 2020, management noted no indications of impairment on its goodwill.

12.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2021 and 2020, accounts payable and accrued liabilities consist of the following:

	2021	2020

Accounts Payable	$4,777,435	$2,583,910
Accrued Liabilities	2,418,664	1,082,980
Accrued Payroll and Related Liabilities	1,699,253	1,724,921
Sales Tax and Cannabis Taxes	1,319,652	1,178,904

Total Accounts Payable and Accrued Liabilities	$10,215,004	$6,570,715

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2021 and 2020 was $380,000 and $1,007,000, respectively.

13.DERIVATIVE LIABILITIES

During the years ended December 31, 2021 and 2020, the Company issued convertible debt to third parties and related parties, see “Note 16 – Notes Payable” and “Note 17 – Notes Payable – Related Parties”, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815 “Derivatives and Hedging” (“ASC 815”), the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following Level 3 inputs:

	2021*	2020

Weighted-Average Risk Free Annual Rate	0.25%	0.82%
Weighted-Average Average Probability at Maturity	0.00%	0.31%
Weighted-Average Average Probability Before Maturity	100.00%	59.00%
Weighted-Average Average Probability at Change of Control	0.00%	33.00%
Weighted-Average Expected Annual Dividend Yield	0.0%	9.0%
Weighted-Average Expected Stock Price Volatility	0.0%	70.9%
Weighted-Average Expected Life in Years	—	2.28
* Represents inputs immediately prior to the conversion on June 29, 2021

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.DERIVATIVE LIABILITIES (Continued)

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Balance at Beginning of Year	$7,365,000	$—

Derivative Liability Incurred Upon Issuance of Convertible Debt	182,000	7,113,337
Change in Fair Value	(825,000)	251,663
Reclassed to Equity Upon Conversion of Debt	(6,722,000)	—
Balance at End of Year	$—	$7,365,000

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

During the year ended December 31, 2021, the Company converted all its convertible debt with derivative conversion features to Preferred Shares. As a result, the Company recorded adjustments to the fair value of the derivative through the date of conversion. The remaining derivative balance was reclassed to shareholders’ equity upon conversion of the related convertible debt. See “Note 16 – Notes Payable” and “Note 17 – Notes Payable – Related Parties” for further information. It is management’s view that conversions of debt with bifurcated conversion features that are deemed derivatives should be accounted under the conversion accounting model. As a result of the conversion of debt and relief of the derivative conversion feature, the Company recognized no loss on extinguishment of debt or additional amortization of debt discount as the conversion of the debt was executed under the original terms of the agreement as required under ASC 470 “Debt”.

14.CONTINGENT SHARES AND EARNOUT LIABILITIES

	2021
Balance at Beginning of Year	$—
Contingent Shares Issued Upon Closing of Business Combination	7,640,334	(i)
Contingent Earnout Issued for Option Right	19,847,000	(ii)
Contingent Shares Issued for Option Right	14,973,000	(iii)
Change in Fair Value of Contingent Liabilities	(4,031,634)
Balance at End of Year	$38,428,700

(i)	Contingent Earnout – Business Combination on June 29, 2021

Upon closing of the Business Combination on June 29, 2021, 1,008,975 Equity Shares related to the sponsor of Mercer Park Brand Acquisition Corp. were locked up by the Company. These shares are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of December 31, 2021, the Company released 392,819 Equity Shares that were originally subject to lock-up restrictions. In accordance with ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”), management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 Equity Shares under lock-up restrictions were initially valued and recorded as a liability in the amount of $7,640,334. The remaining Equity Shares are subject to a capital-based earnout of permitted debt or equity financings within one year following closing as further defined in the Investor Rights Agreement entered into on June 29, 2021 in connection with the completion of the Business Combination. As of December 31, 2021, the value of the contingent earnout was $2,372,200 and included as a component of contingent shares and earnout liabilities in the accompanying Consolidated Balance Sheets. The decrease in fair value of $5,268,134 was recorded as a component of change in fair value of contingent liabilities during the year ended December 31, 2021 and is included in the accompanying Consolidated Statements of Operations.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.CONTINGENT SHARES AND EARNOUT LIABILITIES (Continued)

Additional earnout payments consisting of up to an additional 6,306,095 of the Company’s Equity Shares are issuable to the sponsor of Mercer Park and all holders of record of Equity Shares, the Exchangeable Shares, vested stock options and vested RSU’s as of December 31, 2021 in the event the 20-day VWAP of the Equity Shares reaches $13.00 or $15.00 within two years of closing. In the event that the permitted debt or equity raised by the Company and Equity Share price targets are not met, as described in the Investor Rights Agreement, the earnout payments will be forfeited. In accordance with ASC 480, management determined the provisions of these earnouts did not require liability treatment. As of December 31, 2021, no shares were issued in connection with these earnouts.

(ii)	Contingent Earnout – Camarillo Transaction

As a consideration for the Option Right, the Company is obligated to pay a contingent earnout fee of up to $75,000,000, payable in Equity Shares, if certain conditions and financial metrics are met. In accordance with ASC 480, the Company initially recorded $19,847,000 as a capital addition to property and equipment and as a component of contingent shares and earnout liabilities in the Consolidated Balance Sheets. As of December 31, 2021, the fair value of the contingent earnout was $22,571,000 which reflected an increase in fair value of $2,724,000 during the year ended December 31, 2021 which is included as component of change in fair value of contingent liabilities in the accompanying Consolidated Statements of Operations. The value of the contingent consideration is based upon the potential earn out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs.

(iii)	Contingent Shares – Camarillo Transaction

As consideration for the Option Right, the Company issued 6,500,000 Equity Shares with an aggregate value of $29,250,000 on the Camarillo Closing Date. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing.As a result, the Company initially valued and recorded $14,973,000 as a component in contingent shares and earnout liabilities in the Consolidated Balance Sheets. As of December 31, 2021, the fair value of the contingent payment was $13,485,500 and included as a component in contingent shares and earnout liabilities in the accompanying Consolidated Balance Sheet as of December 31, 2021. As this contingent liability is considered a derivative under ASC 815, the Company recorded a decrease in fair value of $1,487,500 during the year ended December 31, 2021 and is included as component of change in fair value of contingent liabilities in the accompanying Consolidated Statements of Operations. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

15.LEASES

The Company leases buildings which it plans to use for corporate purposes and the production and sale of cannabis products. In accordance with ASC 842, the Company initially measures the ROU asset at cost, which is primarily comprised of the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company utilizes its secured borrowing rate.

Measurement of the lease payments are comprised using 1) fixed lease payments less any incentives; 2) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; 3) the amount expected to be payable by the lessee under residual value guarantees; 4) the exercise of purchase options, if the lessee is reasonably certain to exercise the options; 5) payments of penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.LEASES (Continued)

Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The terms used to calculate the ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise, not longer than the underlying asset life. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The Company has elected not to recognize ROU assets and lease liabilities for short-term leases (defined as leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise).

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the years ended December 31, 2021 and 2020:

	2021	2020

Operating Lease Cost	$730,881	$919,519
Short-Term Lease Costs	669,003	344,980
Total Lease Expenses	$1,399,884	$1,264,499

	2021	2020
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$712,358	$842,717

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,419,650	$1,182,942

Weighted-Average Remaining Lease Term (Years) - Operating Leases	8.00	5.00
Weighted-Average Discount Rate - Operating Leases	17.00%	17.00%

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. Such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

Future minimum operating lease payments under non-cancelable operating leases as of December 31, 2021 are as follows:

December 31:	Third Parties	Related Parties	Total
2022	$374,197	$393,127	$767,324
2023	384,088	396,783	780,871
2024	384,088	393,597	777,685
2025	365,566	320,004	685,570
2026	310,000	320,004	630,004
Thereafter	1,320,833	560,007	1,880,840
Total Future Minimum Lease Payments	3,138,772	2,383,522	5,522,294
Less Imputed Interest	(1,479,098)	(908,562)	(2,387,660)
Total Amount Representing Present Value	1,659,674	1,474,960	3,134,634
Less Current Portion of Operating Lease Liabilities	(109,136)	(160,018)	(269,154)
Operating Lease Liabilities, Net of Current Portion	$1,550,538	$1,314,942	$2,865,480

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $28,000 and expire through July 2031. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.NOTES PAYABLE

As of December 31, 2021 and 2020, notes payable consist of the following:

	2021		2020
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum	$—	(i)	343,435	(i)
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum	—	(ii)	212,821	(ii)
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum	—	(iii)	20,790,514	(iii)
Term loan payable maturing in November 30, 2026, bearing interest at 10.00 percent per annum	44,616,587	(iv)	—	(iv)
Other - Vehicle Loans	238,835		44,931
Total Notes Payable	44,855,422		21,391,701
Less Unamortized Debt Issuance Costs and Loan Origination Fees	—		(5,421,622)
Net Amount	$44,855,422		$15,970,079
Less Current Portion of Notes Payable	(37,986)		(601,187)
Notes Payable, Net of Current Portion	$44,817,436		$15,368,892
(i)	During the year ended December 31, 2017, GH Group issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matured in June 2021 and bore interest at 7.00 percent per year. The balance as of December 31, 2021 and 2020 was nil and $343,435, respectively.
(ii)	During the year ended December 31, 2019, GH Group issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bore interest at 8.00 percent per year. The balance as of December 31, 2021 and 2020 was nil and $212,821, respectively.
(iii)	Effective January 8, 2020, the board of directors of GH Group approved approximately $17,500,000 in a private placement of Senior Convertible Notes. On January 4, 2021, the board of directors of GH Group approved an increase of the Senior Convertible Notes offering to $22,599,844. On June 29, 2021, the Senior Convertible Notes were automatically converted into Preferred Shares following the occurrence of a Qualified Equity Financing (“QEF”) at a conversion price equal to the lesser of 80% of the cash price paid per Preferred Share or the quotient resulting from dividing $250,000,000 by the number of outstanding shares of Common Stock of GH Group immediately prior to the QEF. Prior to conversion, the Senior Convertible Notes bore cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were also issued a security interest in the stock and membership interests held by GH Group and its subsidiaries. As noted above, on June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted into Preferred Shares. See “Note 13 – Derivative Liabilities” and “Note 18 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.NOTES PAYABLE (Continued)

(iv)	On December 9, 2021 (“Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the credit agreement of $50,000,000. The principal amount under the credit agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of December 31, 2021, the interest rate was 10%. The Company incurred debt issuance costs of approximately $2,142,000 reduced from the initial term loan principal amount received. In connection with the Initial Term Loan, the Company issued 2,000,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire one Equity Share until June 26, 2026. These warrants were fair valued using level 1 inputs as these warrants are openly traded on a stock exchange. Accordingly, the Company recorded an additional debt discount of $3,276,764 related to the change in terms of the warrants.

Two additional delayed draw term loans may be requested by the Company in an amount equal to the principal amount of $25,000,000 (or such lesser amount as agreed) each. The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received with certain exemptions as defined in the agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Consolidated Balance Sheets. Additionally, the Company’s real property held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC was pledged as security.

The credit agreement contains certain financial covenant which require the Company to maintain liquidity in excess of $10,000,000 at all times. As of December 31, 2021, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which will require the Company to maintain a specific minimum debt service coverage ratio which will be measured quarterly beginning with the quarter ending December 31, 2022, as well as achieve completion of phase one project work at the Camarillo facility on or before July 31, 2022. Such covenants were not in effect as of December 31, 2021.

In June 2021, GH Group completed a Series A Preferred Stock Financing round of $12,530,963. The Preferred Stock carried an annual 15.0 percent cumulative dividend in year 1. During March 2021, the Company raised $7,625,000 from unrelated third parties and recorded as debt. On June 29, 2021, all principal and accrued interest of such debt was converted to Preferred Shares. See “Note 13 – Derivative Liabilities” and “Note 18 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

Scheduled maturities of notes payable for the years ended December 31:

Principal
December 31:	Payments
2022	$37,986
2023	665,433
2024	7,542,830
2025	7,545,368
2026	7,500,000
Thereafter	21,563,805
Total Future Minimum Principal Payments	$44,855,422

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.NOTES PAYABLE – RELATED PARTIES

As of December 31, 2021 and 2020, notes payable from related parties consist of the following:

	2021		2020
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum	$—	(i)	$2,049,037	(i)
Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum	—	(ii)	2,189,264	(ii)
Total Notes Payable - Related Parties	—		4,238,301
Less Unamortized Debt Issuance Costs and Loan Origination Fees	—		(534,335)
Net Amount	$—		$3,703,966
Less Current Portion of Notes Payable - Related Parties	—		—
Notes Payable, Net of Current Portion - Related Parties	$—		$3,703,966
(i)	Effective January 8, 2020, the board of directors of GH Group approved approximately $17,500,000 in a private placement of Senior Convertible Notes. On January 4, 2021, the board of directors of GH Group approved an increase of the Senior Convertible Notes offering to $22,599,844. On June 29, 2021, the Senior Convertible Notes were automatically converted into Preferred Shares following the occurrence of a Qualified Equity Financing (“QEF”) at a conversion price equal to the lesser of 80% of the cash price paid per Preferred Share or the quotient resulting from dividing $250,000,000 by the number of outstanding shares of Common Stock of GH Group immediately prior to the QEF. Prior to conversion, the Senior Convertible Notes bore cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were also issued a security interest in the stock and membership interests held by GH Group and its subsidiaries. As noted above, on June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted into Preferred Shares. See “Note 13 – Derivative Liabilities” and “Note 18 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.
(ii)	During the year ended December 31, 2018, Magu Farm LLC (“Magu Farm”) issued approximately $9,925,000 in secured promissory notes convertible into equity interests (collectively, the “Magu Farm Convertible Notes”) in Magu Investment Fund LLC (“Magu Investment Fund”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned the balance of its respective Magu Farm Convertible Note (the “Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified to, among other things, provide KBCM with the right to convert the Kings Bay Note into Class A Common Stock at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded a loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other expense, netted in the accompanying Consolidated Statements of Operations for the year ended December 31, 2020. On June 29, 2021, all principal and accrued interest under the Kings Bay Note was converted into Preferred Shares, and the Kings Bay security interest was terminated by filing of a UCC-3 termination statement. See “Note 18 – Shareholders’ Equity” for further details on shares issued and amount.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.NOTES PAYABLE – RELATED PARTIES (Continued)

In February 2021, GH Group issued a $2,000,000 unsecured promissory note in favor of Beach Front Properties, LLC. The debt matures in February 2023 and bears interest at fifteen percent (15%) per year. On June 29, 2021, all principal and accrued interest under such promissory note was converted to Preferred Shares. See “Note 13 – Derivative Liabilities” and “Note 18 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

In June 2021, GH Group completed a Qualified Equity Financing (“QEF”) for the offering and sale of the Preferred Shares in the amount of $12,530,963. The Preferred Shares carry an annual fifteen percent (15%) cumulative dividend in year 1, which is increased by 5% in the year following the first anniversary of the date of issuance. On June 29, 2021, all principal and accrued interest from such debt was converted into Preferred Shares. See “Note 13 – Derivative Liabilities” and “Note 18 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

18.SHAREHOLDERS’ EQUITY

As of December 31, 2021, the authorized share capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.:

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends.

The Multiple Voting Shares have three (3)-year sunset period that will expire June 29, 2024, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares will be entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.SHAREHOLDERS’ EQUITY (Continued)

Exchangeable Shares (MPB Acquisition Corp.)

Exchangeable Shares are shares issued by MPB Acquisition Corp., a wholly-owned subsidiary of the Company (“MPB”), and will entitle their holders to rights that are comparable to those rights attached to the Subordinate Voting Shares, except that (i) the Exchangeable Shares will have 1.1 votes per share (this expires on June 29, 2022, after which they will have one vote per share), and (ii) the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB. Until the Exchangeable Shares are exchanged for Subordinate Voting Shares, holders of Exchangeable Shares will not have the right to vote at meetings of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares will be exchangeable at any time, on a one-for-one basis, for Subordinate Voting Shares, at the option of the holder.

The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Voting Shares, which represents the holder’s claim on the equity of the Company. In order to comply with certain contractual requirements of the Business Combination, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Subordinated Voting Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Company’s publicly traded Subordinated Voting Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Corporation’s publicly traded Subordinated Voting Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Voting Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

Preferred Shares (GH Group)

The authorized total number of Preferred Shares is 50,000,000. As of December 31, 2021, there are 18,515,491 Preferred Shares issued and outstanding. Holders of Preferred Shares are entitled to notice of and to attend any meeting of the shareholders of GH Group but are not entitled to vote. The Preferred Shares do not carry any voting rights and include a 15% cumulative dividend rate, which is increased by 5% in the year following the first anniversary of the date of issuance. Dividends are payable when and if declared by GH Group’s board of directors. The Preferred Shares have a conversion option to convert the Preferred Shares into Class A Common Stock of GH Group within 60 days after the issuance by the holder. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of the Preferred Shares outstanding are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of Junior Securities an amount in cash equal to the aggregate Liquidation Value which is a) all Preferred Shares held, b) plus unpaid accrued and accumulated dividends on the Preferred Shares (declared or undeclared) c) divided by the fair market value of 1 share of Series A Common Stock at the conversion time. GH Group has the right to redeem all or some of the Preferred Shares from a holder for an amount equal to the Liquidation Value and all unpaid accrued and accumulated dividends. Capitalized terms not defined in this paragraph shall have the meanings ascribed in GH Group’s Certificate of Designation, as amended. In accordance with the provisions above, the Company recorded distributions to the holders of Preferred Shares in the amount of $1,797,423 for the year ended December 31, 2021. No distributions were recognized for the year ended December 31, 2020.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.SHAREHOLDERS’ EQUITY (Continued)

During the year ended December 31, 2020, as part of the Roll-Up transaction, the Company acquired all the membership or equity interests from a certain combined group of companies and their non-controlling members, resulting in a non-controlling interest balance of $3,554,731 being reclassed to a controlling interest during the year ended December 31, 2020.

Separate from the Roll-Up transaction, the Company recorded a loss attributable to a non-controlling interest during the years ended December 31, 2021 and 2020, of $197,774 and nil, respectively. The value of the equity issuances issued to non-controlling interest members were fair valued using the estimated fair value of the equity of the Company.

Transactions Prior to the Business Combination through December 31, 2020 (GH Group)

On January 31, 2020, pursuant to the Roll-Up Agreements, the Roll-Up was consummated whereby the assets and liabilities of a certain combined group of companies were rolled into GH Group through a series of mergers whereby GH Group now owns and controls all of the assets and liabilities of such combined entities. As a result of the Roll-Up, the investors and sponsor of the combined entities were ultimately 22,388,322 Exchangeable Shares.

On February 11, 2020, GH Group issued Class A Common Stock which was exchanged into 1,004,676 Exchangeable Shares valued at $3,095,642 related to an acquisition.

In February 2020, GH Group repurchased Class A Common Stock which was equivalent to 201,435 Exchangeable Shares from an investor and issued as part of the Senior Convertible Notes in February 2020, $1,750,000 Senior Convertible Notes. The shares repurchased were simultaneously cancelled.

Transactions Prior to the Business Combination January 1, 2021 through June 29, 2021 (GH Group)

On January 1, 2021, GH Group issued Class A Common Stock which was exchanged into 731,369 Exchangeable Shares valued at $3,380,278 related to an acquisition, see “Note 9 – Business Acquisitions”. In addition, GH Group issued additional Class A Common Stock which was exchanged into 48,682 Exchangeable Shares to brokers and consultants for the acquisition. The shares issued to brokers and consultants for the acquisition were recorded as share-based compensation in the amount of $225,000.

In June 2021, GH Group issued Class A Common Stock which was exchanged into 646,096 Exchangeable Shares in conversion of $1,925,000 in Senior Convertible Notes.

In June 2021, GH Group issued Class A Common Stock which was exchanged into 160,149 Exchangeable Shares for the cashless exercise of 1,968,300 warrants.

Transactions Contemporaneous to the Business Combination (June 29, 2021) and through December 31, 2021 (Glass House Brands Inc.)

On June 29, 2021, contemporaneously with the Business Combination, the Company issued 4,754,979 Multiple Voting Shares to the founders of GH Group and issued 22,335,908 Subordinate Voting Shares to investors for approximately $124,359,000 in cash, net of fees but before the value of the earnout liability recorded of $7,640,334, see “Note 14 – Contingent Shares and Earnout Liabilities”.

During the year ended December 31, 2021, the Company, through GH Group, issued 38,808,618 Preferred Shares in connection with the Series A Preferred Stock financing and conversion of Senior Convertible Notes into Preferred Shares with an aggregate value of $31,285,258, net of the value of the initial derivative liability. In conjunction with these transactions, the Company issued 4,928,578, as converted, Company warrants with an exercise price of $10.00 per warrant which expire in June 2024. Simultaneously, certain holders of Preferred Shares holding 20,293,127 Preferred Shares elected to convert their Preferred Shares to 2,577,227 Exchangeable Shares.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.SHAREHOLDERS’ EQUITY (Continued)

On June 29, 2021, certain holders of 5,392,564 vested options of GH Group were exercised (some on a cashless basis and cash exercise) and were issued Subordinate Voting Shares. As a result, the Company issued 479,195 Subordinate Voting Shares with an aggregate value of $88,654.

On September 14, 2021, in conjunction with the closing of the Camarillo Acquisition for the purchase of certain real property, the Company issued 6,500,000 Subordinate Voting Shares with an aggregate value of $29,250,000, see “Note 7 – Property, Plant and Equipment” for further information.

On August 23, 2021, the Company received $1,500,000 from an investor prior to receiving Subordinate Voting Shares. During the year ended December 31, 2021, the Company issued 150,000 Subordinate Voting Shares to said investor.

In October 2021, the Company agreed to issue 150,000 Subordinate Voting Shares at a per value price of $4.99 per share and an aggregate value of $748,500 to Element 7. The shares are still pending delivery as of December 31, 2021. See “Note 22 – Commitments and Contingencies” for further information.

On December 9, 2021, the Company issued 2,000,000 Company warrants with an exercise price of $11.50 per warrant which will expire in June 2026. See “Note 16 – Notes Payable” for further information.

During the year ended December 31, 2021, the Company’s Exchangeable Voting Shareholders exchanged 9,098,302 of their shares for Subordinate Voting Shares in accordance with their agreements.

19.SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Subordinate Voting Shares, to any employee, officers, consultants or directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, stock appreciation rights, and restricted stock units (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative costs. Compensation issuable under the Incentive Plan is governed by the policies and procedures promulgated by the Company’s Compensation, Nominating, and Governance Committee as adopted by the Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan is 15% of the outstanding capitalization of the Company, including the Exchangeable Shares, as calculated using the treasury method. If an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms). Shares that have been issued under the Incentive Plan will result in additional capacity in the Incentive Plan. Granting and vesting of Awards will be determined by the Compensation Committee or the Board of Directors as applicable. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

Immediately prior to the close of the Business Combination, GH Group had 31,403,186 outstanding vested options with a blended average exercise price of $0.23 and 29,294,324 outstanding unvested options with a blended average exercise price of $0.26. Incident to the close, 5,392,564 options were exercised resulting in the issuance of 479,195 Subordinate Voting Shares.

Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1,433,793 Subordinate Voting Shares to be issued on or before June 29, 2024. As these shares have not been issued and are payable on or before June 29, 2024, the Company reclassified $2,756,830 from equity to shares payable. Unvested NQSOs were exchanged RSUs of the Company on substantially similar terms to the NQSO grants equal to the net-value of such options at close using a share price of $10 and a GH Group Class A Common share value of $0.97 prior to close. As a result, the Company issued 1,076,499 RSU’s.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHARE-BASED COMPENSATION (Continued)

Vested and unvested GH Group incentive stock options (“ISOs”) were exchanged for Company incentive stock options using an exchange ratio of 10.27078 to 1. This resulted in the exchange of 21,065,367 ISO’s for 2,051,000 Company incentive stock options.

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of Stock	Average Exercise
	Options	Price
Balance as of December 31, 2019	50,575,080	$0.22
Granted	4,696,786	$0.30
Forfeited	(6,868,242)	$0.22
Balance as of December 31, 2020	48,403,624	$0.23
Granted Prior to Business Combination	12,182,545	$0.30
Forfeited Prior to Business Combination	(296,350)	$0.24
Exercised Prior to Business Combination	(4,921,707)	$0.26
Exchanged for Subordinate Shares At Business Combination	(19,320,935)	$0.26
Converted to RSU's At Business Combination	(14,886,359)	$0.26
Effect on Conversion related to the Business Combination	(19,108,791)	$0.28
Granted After Business Combination	108,695	$4.60
Forfeited After Business Combination	(72,938)	$2.36
Balance as of December 31, 2021	2,087,784	$2.78

The following table summarizes the stock options that remain outstanding as of December 31, 2021:

	Exercise		Stock Options
Security Issuable	Price	Expiration Date	Outstanding
Subordinate Voting Shares	$2.26	October 2024	976,465
Subordinate Voting Shares	$3.08	April 2025	161,226
Subordinate Voting Shares	$3.08	January 2026	841,398
Subordinate Voting Shares	$4.60	October 2026	108,695
			2,087,784

As of December 31, 2021 and 2020, options vested and exercisable was 1,000,717 and 20,880,755, respectively. For the years ended December 31, 2021 and 2020, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2021	2020
Weighted-Average Risk-Free Annual Interest Rate	0.29%	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	84.6%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the years ended December 31, 2021 and 2020, the weighted-average fair value of stock options granted was $0.34 and $0.18, respectively, per option. As of December 31, 2021 and 2020, stock options outstanding have a weighted-average remaining contractual life of 3.4 years and 8.8 years, respectively.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHARE-BASED COMPENSATION (Continued)

For the year ended December 31, 2021 and 2020, the Company recognized $4,442,223 and $2,547,792, respectively, in share-based compensation expense related to these stock options.

Restricted Stock Units

As previously noted, 1,076,499 RSU’s were issued for the exchange of 14,886,359 GH Group stock options held immediately prior to the Business Combination. An additional grant of 2,591,584 RSU’s were made to certain members of the Company’s management team which vests over three years and are subject to accelerated vesting if certain performance metrics are achieved.

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of
Restricted
Stock
Balance as of December 31, 2019 and 2020	—
Granted	2,591,584
Exchanged and Converted from Options	1,076,499
Forfeited	(437,135)
Balance as of December 31, 2021	3,230,948

During the years ended December 31, 2021 and 2020, the Company recognized $4,042,690 and nil, respectively, in stock-based compensation related to RSU’s. The Company recognizes the exchanged and converted from options as stock-based compensation related to RSU’s.

Stock Appreciation Right Units

During the year ended December 31, 2021, GH Group issued 230,752 stock appreciation rights (“SARs units”) to various employees of the Company. The SARs units vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SAR units will receive cash in the amount of the SARs units exercised multiplied by the excess of the fair market value of an Equity Share over the stated strike price of the SAR unit. As the SARs units are cash-settled, the Company recognizes the value of the SAR units as liabilities which are included in accounts payable and accrued liabilities in the Consolidated Balance Sheets. As of December 31, 2021, the Company recorded a liability of $35,442.

A reconciliation of the beginning and ending balance of SARs units outstanding is as follows:

Number of
Stock
Appreciation
Rights Units
Balance as of December 31, 2019 and 2020	—
Granted	230,752
Forfeited	(71,016)
Balance as of December 31, 2021	159,736

During the years ended December 31, 2021 and 2020, the Company recognized approximately $35,442 and nil, respectively, in expense related to the SARs units.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHARE-BASED COMPENSATION (Continued)

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

		Weighted-
	Number of	Average Exercise
	Warrants	Price
Balance as of December 31, 2019 and 2020	1,968,300	$0.16
Exercised	(1,968,300)	$0.16
Assumed from the Business Combination	28,489,500	$11.50
Granted	6,928,578	$10.43
Balance as of December 31, 2021	35,418,078	$11.35

The following table summarizes the warrants that remain outstanding as of December 31, 2021:

			Warrants	Warrants
Security Issuable	Exercise Price	Expiration Date	Outstanding	Exercisable
Subordinate Voting Shares	$11.50	June 2026	28,489,500	28,489,500
Subordinate Voting Shares	$10.00	June 2024	4,928,578	4,928,578
Subordinate Voting Shares	$11.50	June 2026	2,000,000	2,000,000
			35,418,078	35,418,078

For the year ended December 31, 2020, the fair value of warrants granted with a fixed exercise price and fair valued using level 3 inputs was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

2020
Weighted-Average Risk-Free Annual Interest Rate	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	85.3%
Weighted-Average Expected Life in Years	3.00
Weighted-Average Estimated Forfeiture Rate	0.0%

There were no warrants issued in during the year ended December 31, 2021 that required fair valuing using level 3 inputs.

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the years ended December 31, 2021 and 2020, the weighted-average fair value of warrants granted was $1.64 and $0.22, respectively, per warrant. As of December 31, 2021 and 2020, warrants outstanding have a weighted-average remaining contractual life of 4.2 years and 2.6 years, respectively.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the years ended December 31, 2021 and 2020:

	2021	2020
Net Loss	$(44,167,812)	$(16,659,478)
Weighted-Average Shares Outstanding - Basic and Diluted	39,243,005	21,265,601
Loss Per Share - Basic and Diluted	$(1.13)	$(0.78)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

21.PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31, 2021 and 2020:

	2021	2020
Current:
Federal	$3,382,708	$3,543,578
State	5,162	1,544,371
Total Current	3,387,870	5,087,949
Deferred:
Federal	(322,017)	1,229,887
State	232,249	100,697
Total Deferred	(89,768)	1,330,584
Total Provision for Income Taxes	$3,298,102	$6,418,533

As of December 31, 2021 and 2020, the components of deferred tax assets and liabilities were as follows:

	2021	2020
Deferred Tax Assets:
Allowance for Doubtful Accounts	$984,437	$13,992
Inventory Reserve	219,474	—
Deferred Rent	18,978	25,995
Accrued Expenses	131,916	—
Operating Lease Liabilities	606,718	—
Non-qualified Stock Options	809,992	572,999
Loss on Disposal of Subsidiary	1,720,979	—
Operating Losses	19,488,540	5,937,406
Other	—	6,130
Total Deferred Tax Assets	23,981,034	6,556,522
Valuation Allowance	(22,495,563)	(6,510,405)
Net Deferred Tax Assets	$1,485,471	$46,117

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

	2021	2020
Deferred Tax Liabilities:
Contingent Consideration	$(1,203,039)	$—
Property, Plant & Equipment	(937,801)	(1,273,724)
Right-of-Use Assets	(598,774)	—
State Taxes	(76,672)	—
Other	—	(192,976)
Total Deferred Tax Liabilities	(2,816,286)	(1,466,700)
Net Deferred Tax Liabilities	$(1,330,815)	$(1,420,583)

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the years ended December 31, 2021 and 2020:

	2021	2020
Income Tax Benefit at Federal Rate	$(8,634,892)	$(505,820)
State Taxes and Fees	1,435,198	1,464,420
IRS Section 280E Disallowance	1,922,244	914,042
Uncertain Tax Position	420,976	306,115
Change in Valuation Allowance	15,810,756	4,279,589
State Tax Carryforwards	(3,928,330)	—
Excess Accrual of Prior Year Taxes	(3,425,023)	—
Interest on Convertible Debt	—	160,588
Other Permanent Differences	(302,827)	(200,401)
Reported Income Tax Expense	$3,298,102	$6,418,533

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold (COGS) of its products. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Balance at Beginning of Year	$849,358	$543,243
IRS Section 280E Positions Acquired	178,712	—
IRS Section 280E Positions	420,976	306,115
Balance at End of Year	$1,449,046	$849,358

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of December 31, 2021 and 2020, potential benefits of $1,449,046 and $849,358, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of December 31, 2021, the Company’s federal tax returns since 2018 and state tax returns since 2017 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

22.COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of December 31, 2021 and 2020, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”) entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement is 3 years, with the right to renew upon 60 days prior notice for an additional 2-year term. Royalty fees for Bella Thorne branded boxes are 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). The agreement provides an option to renew for a 2-year term with a guaranteed minimum fee of $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the years ended December 31, 2021 and 2020, the Company recognized expenses related to these royalties in the amount of $388,436 and $137,500, respectively. As of December 31, 2021 and 2020, the Company has $328,125 and nil, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the Consolidated Balance Sheets

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

22.COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of December 31, 2021 and 2020, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

Element 7 Transaction

Effective February 23, 2021, the Company entered into a Merger and Exchange Agreement (the “Element 7 Merger Agreement”) with Element 7 whereby the Company has the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the equity interests held by Element 7 in seventeen holding companies that hold the rights to in-process state and local cannabis retail licenses or license applications, some of which are partially owned. Under the Element 7 Merger Agreement, the Company is obligated to purchase all such equity interests for each retail cannabis license that meets the conditions for sale and Element 7 is obligated to sell such equity interests. The consideration payable under the Element 7 Merger Agreement is $1,500,000 for 100% of Element 7’s equity interests in each cannabis retail license holding entity payable in equity shares of the Company at $10 per share (plus certain pre-close convertible debt financing of up to $4,000,000). Conditions to closing the transaction include, among other things, the availability of $25,000,000 for development of certain Element 7 retail cannabis licenses, and the delivery by Element 7 of certain leases.

In addition, effective February 23, 2021, the Company entered into a License Development and Consulting Agreement (the “Element 7 License Agreement”) with Element 7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees as set forth in the Element 7 License Agreement, including, without limitation, a fixed fee of up to $5,580,000 and $150,000 for each transfer of retail cannabis license developed and transferred to GH Group. During the year ended December 31, 2021, the Company paid $2,274,167 which was recorded as a note receivable, see “Note 5 - Notes Receivable” for further information.

In November 2021, the Company terminated the Element 7 Merger Agreement and the Element 7 License Agreement and filed suit against Element 7 for, among other things, fraud and breach of contract and demanded performance under the Merger and Exchange Agreement and Consulting Agreement executed on February 23, 2021. As of December 31, 2021, the Company received membership or equity interests in one entity out of seventeen entities that were contractually committed to be transferred under the Merger Agreement. Accordingly, 150,000 Subordinate Voting Shares are to be issued, see “Note 18 - Shareholders’ Equity” for further information. The Company believes the likelihood of a loss contingency is neither probable nor remote. As such, no amount has been accrued in the financial statements.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital LLC (“Magu Capital”), a company partially owned by an executive and board members of the Company, entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of,  and as performance for, such services) in consideration of GH Group’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of GH Group, a warrant to purchase a fixed number of Class A Common shares of GH Group at an agreed upon strike price no later than three years following the grant date.

On July 23, 2020, GH Group issued to Magu Capital a warrant to purchase Class A Common shares of GH Group (the “Magu Capital Warrant”), in full satisfaction of GH Group’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the incubation services. The Magu Capital Warrants were fair valued at approximately $427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which was recorded as a component of other income in the accompanying Consolidated Statements of Operations for the year ended December 31, 2020. On June 28, 2021, GH Group notified Magu Capital of its termination of the Services and Incubation Agreement, and by extension the automatic exercise of Magu Capital’s warrant issued in connection with the Services and Incubation Agreement.

Issuance of Exchangeable Shares for Management Services

In January 2020, as part of the Roll-Up, GH Group: (a) issued to APP Investment Advisors LLC, (“APP Investment Advisors”), a company partially owned by an executive and board members of the Company, 880,870 Class A Common shares of GH Group in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund (one of the entities that merged with GH Group in the Roll-Up); and (b) issued to Magu Capital 2,263,513 Class A Common shares of GH Group in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund (i.e., entities that merged with GH Group in the Roll-Up). All of the Class A Common shares issued to APP Investment Advisors and Magu Capital were exchanged for Exchangeable Shares upon the closing of the Business Combination. See “Note 18 - Shareholders’  Equity” for further information on Exchangeable Shares.

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the years ended December 31, 2021 and 2020 were $243,491 and $243,491, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the years ended December 31, 2021 and 2020 were $69,352 and $64,752, respectively.

GLASS HOUSE BRANDS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.RELATED PARTY TRANSACTIONS (Continued)

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2021 and 2020 were $130,320 and $32,580, respectively.

Refer to “Note 17 – Notes Payable - Related Parties” for additional information around the notes payable for the years ended December 31, 2021 and 2020.

24.REVENUES, NET

Revenues are disaggregated as follows for the years ended December 31, 2021 and 2020:

	2021	2020
Retail	$21,734,403	$14,503,125
Wholesale	47,712,449	33,756,476
Revenues, Net	$69,446,852	$48,259,601

25.SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 22, 2022, which is the date these Consolidated Financial Statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the Consolidated Financial Statements or disclosure in the notes to the Consolidated Financial Statements.

On December 17, 2021, the Company enter into a definitive agreement, as amended, to acquire all of the issued and outstanding shares and other securities of Plus Products Holdings Inc. (“PLUS”), a leading cannabis edibles company in California. The definitive agreement is in the process of being amended and restated.  The Company is acquiring PLUS for approximately $33 million through a combination of Company unsecured convertible debenture notes, Equity Shares and RSUs (the “PLUS Acquisition”).  The PLUS Acquisition, which is expected to close in Q2 2022, is being completed by way of a court and creditor approved plan under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”), and is subject to certain customary closing conditions and approvals for transactions of this nature, including, among others, the final approval of the Supreme Court of British Columbia in the context of the CCAA proceedings.